55 E. 52nd Street
New York, NY 10055
Tel 212.810.5300
www.blackrock.com

May 24, 2010

VIA EDGAR
Sonia Barros (Mail Stop 3010)
Special Counsel
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:	Comments to Form 10-K for the Year Ended December 31, 2008 and Filed on March 30, 2009, Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 for BlackRock Global Horizons I L.P.

Dear Ms. Barros:

Thank you for your comment letter dated May 10, 2010 addressed to me, Michael Pungello, Chief Financial Officer of BlackRock Investment Management, LLC (the “General Partner”) regarding the Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and filed on March 30, 2009  (the “2009 Form 10-K” and collectively the “Form 10-Ks”) and the Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 (individually, the “2009 Form 10-Q,” collectively, the “2009 Form 10-Qs”) for BlackRock Global Horizons I L.P. (the “Partnership”) (File No. 000-23240).  Defined terms used herein and not otherwise defined have the meanings given them in the Form 10-Ks or the 2009 Form 10-Qs, as applicable.

Your remaining comment is set forth below in italics, with our response immediately following.

1.
We note your response to the fourth bullet point in our prior comment 1.  Please tell us the reasons and considerations for your termination of Aspect Capital Limited as a trading advisor.  Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

Response:

In our previous response letter dated October 27, 2009, we respectfully submitted that terminations of Trading Advisors occur in the ordinary course of the Partnership’s business.  The General Partner periodically reviews performance, changes in market conditions, trading style, trading strategies and other factors in determining whether to increase or decrease an allocation to a particular Trading Advisor, as well as whether to

May 24, 2010

terminate an existing Trading Advisor or add a new Trading Advisor.  These allocation decisions are analogous to the investment decisions made by investment managers or advisors in the ordinary course of the management of their funds or other accounts (i.e., they are similar to a decision to purchase or sell a particular asset).  Therefore, in the ordinary course, we respectfully submit that the reasons for the termination of a Trading Advisor will not be material to the Limited Partners with respect to their investments in the Partnership.

In addition, as noted in our previous response letter dated March 19, 2010, periodic reports filed by similarly situated filers suggests that reasons and considerations for terminations are not typically included in these reports.  We assume that reasons for termination are not disclosed because these filers have similarly determined that the reasons for termination are not material to investors.  Set forth below are recent examples of filings in which the reasons for the termination of advisors were not disclosed:

➢	Form 10-K of Citigroup Diversified 2000 Futures Fund L.P. for the fiscal year ended December 31, 2009 found at:
http://www.sec.gov/Archives/edgar/data/1095007/000095012310030608/y03037e10vk.htm  which provides that John W. Henry & Company, Inc., a trading advisor of Citigroup Diversified 2000 Futures Fund L.P., was terminated as of March 31, 2007. This Form 10-K does not include specific reasons for such termination.
➢
Form 10-Q for the same fund for March 31, 2010 found at http://www.sec.gov/Archives/edgar/data/1095007/000095012310050229/y03358e10vq.htm   which indicates that Campbell & Co., Inc. was terminated as of February 28, 2010, but does not provide a reason or considerations for that termination.

However, if the reasons for a Trading Advisor termination are material to a Limited Partner’s consideration of an investment in the Partnership, we would disclose those reasons in an appropriate SEC filing.  For example, if the General Partner is aware of a fraud or some other material issue with respect to a Trading Advisor that led to its termination, we would appropriately disclose those facts.  With respect to the termination of Aspect Capital Limited (“Aspect”), the reasons for such termination were not material to a Limited Partner’s investment in the Partnership.  Aspect was terminated based on the General Partner’s view that Aspect’s trading style and strategies overlapped with those of other Trading Advisors, and it was therefore determined to reduce the Partnership’s allocation in this particular trading strategy area and increase it in a different trading strategy area. As a result, we respectfully submit that the reasons and considerations for the termination of Aspect are not material to an investment decision regarding the Partnership.

May 24, 2010

* * * *

If you have any further questions or comments, please do not hesitate to contact our legal counsel on this matter: James Munsell of Sidley Austin LLP (212-839-5609) and Edward Rosen of Cleary Gottlieb Steen & Hamilton LLP (212-225-2820).

Very truly yours,

/s/ Michael Pungello
Michael Pungello
Chief Financial Officer of the Partnership
Enclosure

cc:           James Munsell, Esq.
Edward Rosen, Esq.
Edward Rzeszowski
Brent Binge, Esq.

BlackRock Investment Management, LLC
800 Scudders Mill Road, Section 1B
Plainsboro, NJ 08536

May 24, 2010

VIA EDGAR
Sonia Barros (Mail Stop 3010)
Special Counsel
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:
Registrant Set forth on the Execution Page Attached Hereto (the “Partnership”) Form 10-K for the Year Ended December 31, 2008  and Filed on March 30, 2009 (collectively the “Form 10-Ks”) and Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 (collectively, the “2009 Form 10-Qs”)

Dear Ms. Barros:

We reference the response letter regarding the above-referenced matter dated May 24, 2010 from Michael Pungello, Chief Financial Officer of the Partnership and addressed to your attention (the “Response Letter”).

In connection with and pursuant to the Response Letter, we, BlackRock Investment Management, LLC, in our capacity as the general partner (the “General Partner”) of and on behalf of the Partnership acknowledge that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-Ks and 2009 Form 10-Qs;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-Ks or 2009 Form 10-Qs; and
•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to telephone the undersigned at (212) 810-8157.

[Signature page continue on the next page]

BlackRock Global Horizons I L.P.

By: BlackRock Investment Management, LLC
its General Partner

       By:  /s/ Edward Rzeszowski
Name:           Edward Rzeszowski
Title:           President (Principal Executive Officer)